Item 7
 BlackRock Advisors, LLC*
 BlackRock Asset Management Canada Limited
 BlackRock Investment Management (Australia) Limited
 BlackRock Investment Management, LLC



*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.